                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -------------------------

                                   SCHEDULE TO
                                (AMENDMENT NO. 1)
                             TENDER OFFER STATEMENT
                       UNDER SECTION 14(d)(1) OR 13(e)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              Alliance Health, Inc.
                       (Name of Subject Company (issuer))

                              Alliance Health, Inc.
            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))

                            -------------------------

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    018601104
                      (CUSIP Number of Class of Securities)

                            -------------------------

                               Sharilyn B. Wilson
                             Chief Financial Officer
                              Alliance Health, Inc.
                             421 E. Airport Freeway
                               Irving, Texas 75062
                                 (972) 255-5533

      (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

================================================================================

                            CALCULATION OF FILING FEE

================================================================================
     Transaction Valuation                      Amount of Filing Fee
--------------------------------------------------------------------------------
        $1,013,361 (a)                                     $ 202.67 (b)
================================================================================

(a) Calculated as the aggregate maximum purchase price to be paid for 3,070,792 shares in the offer, based upon a price per share of $0.33, (b) Calculated as 1/50th of 1% of the Transaction Valuation.

|_| Check the box if any part of the fee is offset as provided by Rule O-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:        N/A
      Form or Registration No.       N/A
      Filing Party:                  N/A
      Date Filed:                    N/A

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|   third-party tender offer subject to Rule 14d-1.
|X|   issuer tender offer subject to Rule 13e-4.
|X|   going-private transaction subject to Rule 13e-3.
|_|   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

                             Introductory Statement

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO that relates to an offer by Alliance Health, Inc., a Delaware corporation ("Alliance"), to purchase for cash up to 3,070,792 of Alliance's issued and outstanding shares of Common Stock, par value $0.01 per share, upon the terms and subject to the conditions contained in the Offer to Purchase dated December 20, 2002 as amended January 8, 2003 and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer") and are filed as exhibits to this Amendment No. 1 to Schedule TO.

     The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in answer to the items required to be disclosed in this Schedule TO.

Item 12. Exhibits.

          (a)(1)(i)     Amended Offer to Purchase, dated January 8, 2003.

          (a)(1)(ii)    Amended Form of Letter of Transmittal.

================================================================================

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Alliance Health, Inc.


                                          By: /s/ S. J. Kechejian, M.D.
                                          -------------------------------------
                                          Name: S. J. Kechejian, M.D.
                                          Title: President

Dated: January 8, 2003

                                                        Exhibit (a)(1)(i)

                              ALLIANCE HEALTH, INC.
                       AMENDMENT DATED JANUARY 8, 2003 TO
            OFFER TO PURCHASE FOR CASH UP TO 3,070,792 OF ITS ISSUED
                   AND OUTSTANDING SHARES FOR $0.33 PER SHARE
              THE OFFER WILL EXPIRE AT MIDNIGHT DALLAS, TEXAS TIME
               ON JANUARY 31, 2003, UNLESS THE OFFER IS EXTENDED.

To the shareholders of Alliance Health, Inc.:

     Alliance Health, Inc. is offering to purchase up to 3,070,792 of its issued and outstanding shares of Common Stock, par value $0.01 per Share (the "Shares"). The offer is for $0.33 per Share, and is upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which together with any amendments or supplements thereto collectively constitute the "Offer"). The Offer will expire at midnight Dallas, Texas Time on January 31, 2003, unless extended. The Shares are not traded in the public markets. Tendering shareholders will not be obliged to pay brokerage fees or commissions or, except as set forth in Instruction 7 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares by Alliance pursuant to the Offer. Alliance has mailed materials relating to the Offer to record holders on or about December 20, 2002.

     Neither the Securities and Exchange Commission nor any state securities commission has: approved or disapproved of the transaction; passed upon the merits or fairness of the transaction; or passed upon the adequacy or accuracy of the disclosure in the document. Any representation to the contrary is a criminal offense.

                              Important Information

     Shareholders who desire to tender their Shares should either: (1) properly complete and sign the Letter of Transmittal, including the original of any required signature guarantee(s) and mail or deliver it together with their Shares (in proper certificated form) and any other documents required by the Letter of Transmittal; or (2) request their broker, dealer, commercial bank, trust company or other nominee to effect the transaction on their behalf. Shareholders who desire to tender Shares registered in the name of a firm must contact the firm in whose name the Shares are registered to effect a tender on their behalf. Tendering shareholders will not be obligated to pay brokerage commissions in connection with their tender of Shares, but they may be charged a fee by a firm processing the tender(s) on their behalf. Alliance reserves the absolute right to reject tenders it determines not to be in appropriate form. If you do not wish to tender your Shares, you need not take any action.

     None of Alliance's Board of Directors makes any recommendation to any shareholder as to whether to tender or refrain from tendering shares. No person has been authorized to make any recommendation on behalf of Alliance or its Board of Directors as to whether shareholders should tender or refrain from tendering shares pursuant to the Offer or to make any representation or to give any information in connection with the Offer other than as contained in this document or in the Letter of Transmittal. If made or given, any such recommendation, representation or information must not be relied upon as having been authorized by Alliance or its Board of Directors. Shareholders are urged to evaluate carefully all information in the Offer, consult their own investment and tax advisers and make their own decisions whether to tender or refrain from tendering their shares.

     Alliance will serve as its own depositary for this Offer. Shares and Letter of Transmittal should be sent to:

                               Sharilyn B. Wilson
                             Chief Financial Officer
                              Alliance Health, Inc.
                             421 E. Airport Freeway
                               Irving, Texas 75062
                                 (972) 255-5533

                                TABLE OF CONTENTS



                                                                        Page

SUMMARY TERM SHEET                                                       5

 1. Price; Number of Shares                                              9

 2. Purpose of the Offer; Plans or Proposals of Alliance                 9

 3. Fairness of the Transaction                                         10

 4. Reports, Opinions or Appraisals                                     10

 5. Certain Conditions of the Offer                                     10

 6. Procedures for Tendering Shares                                     10

      a. Proper Tender of Shares                                        10

      b. Signature Guarantees and Method of Delivery                    11

      c. Determinations of Validity                                     13

      d. United States Federal Income Tax Withholding                   13

7. Withdrawal Rights                                                    13

8. Payment for Shares                                                   14

9. Source and Amount of Funds                                           15

10. Price Range of Shares; Dividends/Distributions                      15

11. Selected Financial Information                                      15

12. Interest of Directors, Executive Officers and Certain               16
      Related Persons

13. Certain Effects of the Offer                                        17

14. Certain Information about Alliance                                  17

15. Additional Information                                              17

16. Certain United States Federal Income Tax Consequences               17

17. Extension of Tender Period                                          19

18. Miscellaneous                                                       19

                               SUMMARY TERM SHEET

                (Section references are to the Offer to Purchase)

This Summary Term Sheet highlights certain information concerning this tender offer. To understand the offer fully and for a more complete discussion of the terms and conditions of the offer, you should read carefully the entire Offer to Purchase and the related Letter of Transmittal.

What is the tender offer?

     Alliance is offering to purchase up to all its remaining 3,070,792 outstanding shares of Common Stock for cash at a price of $0.33 per share. This is the approximate net book value of the Alliance outstanding Shares as of September 30, 2002, the fiscal year end of Alliance. There is no public market for the Shares.

Why is Alliance making this tender offer?

     On October 28, 2002, Alliance agreed to sell all of its operating property and equipment (the "Assets") to its president, S. J. Kechejian, M.D. and certain of his affiliated companies in exchange for 6,333,333 shares of Alliance common stock and $110,000 in cash. The Assets were valued by the Board of Directors, Dr. Kechejian abstaining, at $2,200,000, or $0.33 per share of common stock that Dr. Kechejian exchanged for the Assets and $110,000 cash received from certain entities with which Dr. Kechejian is affiliated. Sale of the Assets to Dr. Kechejian and affiliated entities occurred on November 29, 2002. Simultaneously, Dr. Kechejian, in order to minimize his tax liability, sold back to Alliance the remainder of the Alliance shares owned by him and entities that he controlled, a total of 4,955,875 shares, for $1,635,439 cash, or $0.33 per share, the per share audited book value of the Shares as of September 30, 2002, Alliance's fiscal year end.

     There is no public market for the Shares. Alliance is making this Offer to all other Alliance shareholders to ensure that all shareholders are treated equally and have an opportunity to sell their shares back to Alliance for $0.33 per shares, the same price Dr. Kechejian received for his shares that he sold back to Alliance.

When will the tender offer expire, and may the offer be extended?

     The tender offer will expire at midnight Dallas, Texas Time on January 31, 2003, unless extended. Alliance may extend the period of time the offer will be open by issuing a press release or making some other public announcement by no later than 9:00 a.m. the next business day after the offer otherwise would have expired. See Section 15.

How was the $0.33 per Share Offer price determined?

     There is no public market for the Shares. The audited book value per share as of September 30, 2002 was $0.33 per share. That is still the approximate book value as of the date of this offer. Alliance has no business or operation. Its only asset is approximately $1,260,000 in cash.

How do I tender my shares?

     If your shares are registered in your name, you should obtain the tender offer materials, including the Offer to Purchase and the related Letter of Transmittal, read them, and if you should decide to tender, complete a Letter of Transmittal and submit any other documents required by the Letter of Transmittal. These materials must be received by Alliance in proper form before midnight Dallas, Texas Time on January 31, 2003 (unless the tender offer is extended by Alliance in which cash the new deadline will be as stated in the public announcement of the extension). If your shares are held by a broker, dealer, commercial bank, trust company or other nominee (sometimes referred to as in "street name"), you should contact the firm holding your shares to obtain the package of information necessary to make your decision, and you can tender your shares only by directing that firm to complete, compile and deliver the necessary documents for submission to Alliance by January 31, 2003 (or if the offer is extended, the expiration date as extended). See Section 4.

Must I tender all of my shares?

     No. You may tender either all or any smaller number of the shares you own.

May I withdraw my shares after I have tendered them? If I decide to withdraw them, by when must my withdrawal be made?

     Yes. Unless previously accepted for payment, you may withdraw your shares at any time after the expiration of 40 business days from the commencement of the Offer, December 20, 2002. Also, you may withdraw your shares at any time prior to midnight Dallas, Texas Time on January 31, 2003 (or if the offer is extended, at any time prior to midnight Dallas, Texas Time on the new expiration date). Withdrawn shares may be re-tendered by following the tender procedures before the offer expires (including any extension period).

How do I withdraw tendered shares?

     A notice to withdraw tendered shares must be timely received by Alliance. It must specify the name of the shareholder who tendered the shares, the number of shares being withdrawn (which must be all of the shares the shareholder has tendered) and, as regards share certificates which represent tendered shares that have been delivered or otherwise identified to Alliance, the name of the registered owner of such shares if different from the person who tendered the shares. See Section 5.

May I place any conditions on my tender of shares?

     No.

What if all 3,070,792 shares are tendered (and not timely withdrawn)?

     Alliance will declare a liquidating dividend of its remaining cash, if any, and distribute such cash to the shareholders along with the $0.33 per Share for the tendered Shares, and then dissolve.

Does Alliance have the financial resources to make payment?

     Yes. Alliance has approximately $1,260,000 in cash.

If shares I tender are accepted by Alliance, when will payment be made?

     Alliance contemplates, subject to change, making payment for tendered shares, if accepted, promptly after January 31, 2003. See Section 6.

Is Alliance required to complete the tender offer and purchase all shares tendered up to the number of shares tendered for?

     Yes, all properly tendered Shares must be purchased.

Is there any reason shares tendered would not be accepted?

     Alliance has reserved the right to reject tenders determined by it not to be in appropriate form. Among the reasons which would cause Alliance to reject a tender would be that the tender does not include required original signature(s) or the original of any required signature guarantee(s).

How will tendered shares be accepted for payment?

     Properly tendered shares will be accepted for payment by a determination of Alliance's Board of Directors. See Section 6.

Is my sale of shares in the tender offer a taxable transaction?

     For most shareholders, yes. It is anticipated that all U.S. shareholders (other than tax-exempt persons) who sell shares in the tender offer will recognize a gain or loss for U.S. federal income tax purposes equal to the difference between the cash they receive for the shares sold and their adjusted basis in the shares. The sale date for tax purposes will be the date Alliance accepts shares for purchase. See Section 14 for details, including the nature of the income or loss and the differing rules for U.S. and non-U.S. shareholders. Please consult your tax advisor as well.

What action do I need to take if I decide not to tender my shares?

     None.

Does Alliance's management encourage shareholders to participate in the tender offer, and will they participate in the tender offer?

     No. Neither Alliance, nor its Board of Directors is making any recommendation to tender or not to tender shares in the tender offer. No director or officer of Alliance intends to tender offer shares. However, as noted above, Dr. Kechejian has already sold all of his remaining shares back to Alliance for $0.33 per share. See Section 10.

How do I obtain additional information?

     Questions, requests for assistance and requests for additional copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer documents may be directed to Sharilyn B. Wilson at Alliance, (972)
     255-5533. If you do not own shares directly, you should direct your requests for assistance, information and documents to your broker, dealer, commercial bank, trust company or other nominee, as appropriate.

     1. Price; Number of Shares. Upon the terms and subject to the conditions of the Offer, Alliance will accept for payment and purchase for cash, 3,070,792 of its Shares that are properly tendered prior to midnight Dallas, Texas Time on January 31, 2003 (and not withdrawn in accordance with Section 5). Alliance reserves the right to extend the Offer. See Section 15. The later of January 31, 2003, and the latest date to which the Offer is extended, is referred to in this document as the "Expiration Date." The purchase price of the Shares will be $0.33 per Share.

     The Offer is being made to all shareholders and is not conditioned upon shareholders tendering in the aggregate any minimum number of Shares.

     On December 20, 2003, there were 3,070,792 Shares issued and outstanding, and there were 308 holders of record of the Shares. Many of these holders of record were brokers, dealers, commercial banks, trust companies and other institutions that held Shares in nominee name on behalf of multiple beneficial owners.

     2. Purpose of the Offer; Plans or Proposals of Alliance. On October 28, 2002, Alliance agreed to sell all of its operating property and equipment (the "Assets") to its president, S. J. Kechejian, M.D. and certain of his affiliated companies in exchange for 6,333,333 shares of Alliance common stock and $110,000 in cash. The Assets were valued by the Board of Directors, Dr. Kechejian abstaining, at $2,200,000, or $0.33 per share of common stock that Dr. Kechejian exchanged for the Assets plus $110,000 cash. Sale of the Assets to Dr. Kechejian and affiliated entities occurred on November 29, 2002. Simultaneously, Dr. Kechejian, in order to minimize his tax liability, sold back to Alliance the remainder of the Alliance shares owned by him and entities that he controlled, a total of 4,955,875 shares, for $1,635,439 cash, or $0.33 per share, the per share audited book value of the Shares as of September 30, 2002, Alliance's fiscal year end.

     There is no public market for the Shares. Alliance is making this Offer to all other Alliance shareholders to ensure that all shareholders are treated equally and have an opportunity to sell their shares back to Alliance for $0.33 per shares, the same price Dr. Kechejian received for his shares that he sold back to Alliance.

     If all 3,070,792 Shares are tendered and accepted by Alliance, Alliance will declare a liquidating dividend of its remaining cash, if any and distribute such cash to the tendering shareholders along with the $0.33 per Share for the tendered Shares, and then file articles of Dissolution with the Delaware Secretary of State and Alliance shall cease to exist. Alliance estimates the liquidating dividend, if declared, will be approximately $0.06 per share.

     If less than 3,070,792 Shares are tendered and accepted by Alliance, Alliance intends to seek to combine with another business or entity, either through merger, consolidation or acquisition of assets. Alliance does not have any present plans or proposals and is not engaged in any negotiations that relate to or would result in any extraordinary transaction, such as a merger, reorganization or acquisition of assets.

     3. Fairness of the Transaction. Alliance believes that the $0.33 per Share Offer is fair to all affiliated and non-affiliated shareholders. The $0.33 per Share price is equal to the per Share book value as of the end of Alliance's fiscal year, September 30, 2002. In the event all remaining 3,070,792 Shares are tendered and accepted for payment, the cash balance remaining, after payment of all expenses, estimated to be approximately $200,000, will be distributed to all tendering shareholders at the rate of approximately $0.06 per share.

     4. Reports, Opinions or Appraisals. Alliance did not secure any report, opinion or appraisal from a non-affiliated party of the fairness of the Offer price of $0.33 per Share.

     5. Certain Conditions of the Offer. None. All properly tendered Shares will be purchased.

     6. Procedures for Tendering Shares.

     a. Proper Tender of Shares. For Shares to be properly tendered pursuant to the Offer, a shareholder must properly complete and duly execute a Letter of Transmittal bearing original signature(s) and the original of any required signature guarantee(s), and any other documents required by the Letter of Transmittal, and cause them to be delivered to Alliance at Alliance's address set forth on the front cover of this Offer before midnight Dallas, Texas Time on the Expiration Date. Shareholders who desire to tender Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact that firm to effect a tender on their behalf.

     Section 14(e) of the Exchange Act and Rule 14e-4 promulgated there under make it unlawful for any person, acting alone or in concert with others, directly or indirectly, to tender Shares in a partial tender offer for such person's own account unless at the time of tender, and at the time the Shares are accepted for payment, the person tendering has a "net long position" equal to or greater than the amount tendered in (a) Shares and will deliver or cause to be delivered such Shares for the purpose of tender to Alliance within the period specified in the Offer, or (b) an equivalent security and, upon the acceptance of his or her tender, will acquire Shares by conversion, exchange, or exercise of such equivalent security to the extent required by the terms of the Offer, and will deliver or cause to be delivered the Shares so acquired for the purpose of tender to Alliance prior to or on the Expiration Date. Section 14(e) and Rule 14e-4 provide a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

     The acceptance of Shares by Alliance for payment will constitute a binding agreement between the tendering shareholder and Alliance upon the terms and subject to the conditions of the Offer, including the tendering shareholder's representation that the shareholder has a net long position in the Shares being tendered within the meaning of Rule 14e-4 and that its tender of such Shares complies with Rule 14e-4.

     b. Signature Guarantees and Method of Delivery. No signature guarantee is required if (a) the Letter of Transmittal is signed by the registered holder(s) of the Shares tendered thereby, unless such holder(s) has completed either the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" in the Letter of Transmittal, or (b) the Shares tendered are tendered for the account of a firm (an "Eligible Institution") which is a broker, dealer, commercial bank, credit union, savings association or other entity and which is a member in good standing of a stock transfer association's approved medallion program (such as STAMP, SEMP or MSP). In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 5 of the Letter of Transmittal.

     If the Letter of Transmittal is signed by the registered holder(s) of the Shares tendered thereby, the signature(s) must correspond to the name(s) as written on the face of the certificate(s) for the Shares tendered without alteration, enlargement or any change whatsoever.

     If any of the Shares tendered thereby are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal.

     If any of the tendered Shares are registered in different names, it is necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations.

     If the Letter of Transmittal or any certificates for Shares tendered or stock powers relating to Shares tendered are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and proper evidence satisfactory to Alliance of their authority to so act must be submitted.

     If the Letter of Transmittal is signed by the registered holder(s) of the Shares transmitted therewith, no endorsements of certificates or separate stock powers with respect to such Shares are required unless payment is to be made to, or certificates for Shares not purchased are to be issued in the name of, a person other than the registered holder(s). Signatures on such certificates or stock powers must be guaranteed by an Eligible Institution. See Instruction 6 of the Letter of Transmittal.

     If the Letter of Transmittal is signed by a person other than the registered holder(s) of the certificate(s) listed thereon, the certificate(s) must be endorsed or accompanied by appropriate stock powers, in either cash signed exactly as the name(s) of the registered holder(s) appear(s) on the certificate(s) for the Shares involved. Signatures on such certificates or stock powers must be guaranteed by an Eligible Institution. See Instruction 6 of the Letter of Transmittal.

     The method of delivery of any documents, including share certificates, the Letter of Transmittal and any other required documents, is at the option and sole risk of the tendering shareholder. If documents are sent by mail, registered mail with return receipt requested, properly insured, is recommended. Shareholders have the responsibility to cause their Shares to be tendered (in proper certificated or un-certificated form), the Letter of Transmittal (or a copy or facsimile thereof) properly completed and bearing original signature(s) and the original of any required signature guarantee(s) and any other documents required by the Letter of Transmittal, to be timely delivered. Timely delivery is a condition precedent to acceptance of Shares for purchase pursuant to the Offer and to payment of the purchase amount.

     Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cash, be made only after timely receipt by Alliance of Share certificates evidencing such Shares, a Letter of Transmittal (or a copy or facsimile thereof) properly completed and bearing original signature(s) and the original of any required signature guarantee(s) or, in the cash of a book-entry transfer, an Agent's Message and any other documents required by the Letter of Transmittal.

     c. Determinations of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by Alliance, in its sole discretion, which determination shall be final and binding. Alliance reserves the absolute right to reject tenders determined not to be in appropriate form or to refuse to accept for payment, purchase, or pay for, any Shares if, in the opinion of Alliance's counsel, accepting, purchasing or paying for such Shares would be unlawful. Alliance also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender, whether generally or with respect to any particular Share(s) or shareholder(s). If we waive a condition or defect with respect to one tender of Shares, we will waive that condition or defect for all other tenders of Shares. Alliance's interpretations of the terms and conditions of the Offer shall be final and binding.

     Neither Alliance nor its Board of Directors or any other person is or will be obligated to give any notice of any defect or irregularity in any tender, and none of them will incur any liability for failure to give any such notice.

     d. United States Federal Income Tax Withholding. To prevent the imposition of a U.S. federal backup withholding tax on payments made pursuant to the Offer, prior to such payments each shareholder accepting the Offer who has not previously submitted to Alliance a correct, completed and signed Form W-9 (for U.S. shareholders) or Form W-8BEN (or other appropriate form) (for non-U.S. shareholders), or otherwise established an exemption from such withholding, must submit the appropriate form to Alliance. See Section 14.

     7. Withdrawal Rights. Unless previously accepted for payment, you may withdraw your shares at any time after the expiration of 40 business days from the commencement of the Offer, December 20, 2002. Also, at any time prior to midnight Dallas, Texas Time on the Expiration Date, any shareholder may withdraw all, but not less than all, of the Shares that the shareholder has tendered.

     To be effective, a written notice of withdrawal of Shares tendered must be timely received by Alliance at the appropriate address set forth on the cover page of this Offer. Shareholders may also send a facsimile transmission notice of withdrawal, which must be timely received by Alliance at 972-256-4099 and the original notice of withdrawal must be delivered to Alliance by overnight courier or by hand the next day. Any notice of withdrawal must specify the name(s) of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn (which may not be less than all of the Shares tendered by the shareholder--see Sections 1 and 14) and, if one or more certificates representing such Shares have been delivered or otherwise identified to Alliance, the name(s) of the registered owner(s) of such Shares as set forth in such certificate(s) if different from the name(s) of the person tendering the Shares. If one or more certificates have been delivered to Alliance, then, prior to the release of such certificate(s), the certificate number(s) shown on the particular certificate(s) evidencing such Shares must also be submitted and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution.

     All questions as to the validity, form and eligibility (including time of receipt) of notices of withdrawal will be determined by Alliance in its sole discretion, which determination shall be final and binding. Shares properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer. Withdrawn Shares, however, may be re-tendered by following the procedures described in Section 4 prior to midnight Dallas, Texas Time on the Expiration Date. Except as otherwise provided in this Section 5, tenders of Shares made pursuant to the Offer will be irrevocable.

     Neither Alliance, its Board of Directors, any other person is or will be obligated to give any notice of any defect or irregularity in any notice of withdrawal, nor shall any of them incur any liability for failure to give any such notice.

     8. Payment for Shares. Under the Exchange Act, Alliance is obligated to pay for or return tendered Shares promptly after the termination, expiration or withdrawal of the Offer. Upon the terms and subject to the conditions of the Offer, Alliance will pay for Shares properly tendered promptly after the Expiration Date. Alliance will make payment for Shares purchased pursuant to the Offer. Under no circumstances will Alliance pay interest on the purchase price.

     In all cases, payment for Shares purchased pursuant to the Offer will be made only after timely receipt by Alliance of: (a) a Letter of Transmittal (or a copy thereof) properly completed and bearing original signature(s) and any required signature guarantee(s), (b) such Shares (in proper certificated or uncertificated form) and (c) any other documents required by the Letter of

Transmittal. Shareholders may be charged a fee by a broker, dealer or other institution for processing the tender requested. Certificates representing Shares tendered but not purchased will be returned promptly following the termination, expiration or withdrawal of the Offer, without further expense to the tendering shareholder. Alliance will pay any transfer taxes payable on the transfer to it of Shares purchased pursuant to the Offer. If, however, tendered Shares are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of any such transfer taxes (whether imposed on the registered owner or such other person) payable on account of the transfer to such person of such Shares will be deducted from the purchase price unless satisfactory evidence of the payment of such taxes, or exemption there from, is submitted.

     Any tendering shareholder or other payee who has not previously submitted a correct, completed and signed Form W-8BEN (or other appropriate form) or Form W-9, as necessary, and who fails to complete fully and sign either a Form W-8BEN (or other appropriate form) or Substitute Form W-9 in the Letter of Transmittal and provide that form to Alliance, may be subject to federal backup withholding tax on the gross proceeds paid to such shareholder or other payee pursuant to the Offer. See Section 14 regarding this tax as well as possible withholding at the rate of 30% (or lower applicable treaty rate) on the gross proceeds payable to tendering non-U.S. shareholders.

     9. Source and Amount of Fund. The total cost to Alliance of purchasing 3,070,792 of its issued and outstanding Shares pursuant to the Offer would be $1,013,361, based on a price per Share of $0.33. On December 20, 2002, Alliance had approximately $1,260,000 cash on hand that consisted of all of its assets. Alliance has zero liabilities other than expenses associated with this Offer.

     10. Price Range of Shares; Dividends/Distributions. There is no public market for Alliance shares. Alliance has never paid any dividends on its shares.

     11. Selected Financial Information. Attached to this Offer and incorporated herein is Alliance's Annual Report on Form 10-KSB for its fiscal year ended September 30, 2002 (the "Annual Report"). Alliance's historical business is described in the Annual Report. However, that business and all of Alliance's non-cash assets have been sold to Alliance's president, S. J. Kechejian, M.D., and affiliated entities, Alliance now only has cash in the amount of approximately $1,260,000 as of December 20, 2002. Alliance has no operations or activity of any kind other than this Tender Offer.

     In the event not all of the Shares are tendered or accepted, Alliance will attempt to combine with another entity by merger, consolidation or acquisition of assets. Alliance has not and will not seek any combination entity prior to the Expiration Date.

     12. Interest of Directors, Executive Officers and Certain Related Persons. Information, as of particular dates, concerning Alliance's directors and executive officers, their remuneration, any material interest of such persons in transactions with Alliance and other matters is required to be disclosed in Alliance's Annual Report that is included with this Offer and incorporated herein in its entirety. The Annual Report is filed with the U.S. Securities and Exchange Commission (the "SEC").

     The Shares owned by each of Alliance's officers and directors as of December 20, 2002 is as follows:

Name                  Number of Shares      % of Outstanding Shares
--------------------- --------------------- ------------------------------------
S. J. Kechejian       -0-                   -0-
--------------------- --------------------- ------------------------------------
Sharilyn B. Wilson    476                   .00016
--------------------- --------------------- ------------------------------------
Kenneth Guest         -0-                   -0-
--------------------- --------------------- ------------------------------------
James Kenney          -0-                   -0-
--------------------- --------------------- ------------------------------------
George Nicalou, M.D.  -0-                   -0-
--------------------- --------------------- ------------------------------------
Mac Marterossian      -0-                   -0-
--------------------- --------------------- ------------------------------------

     Except as described under Item 2 above with respect to Dr. Kechejian's (and affiliated entities) purchase of all of the operating assets and equipment of Alliance in exchange for 6,333,333 Alliance shares (valued at $0.33 per share) and $110,000 cash and his sale back to Alliance of the remainder of his and his affiliated entity's Alliance shares (4,955,875 total shares) for $1,635,439 or $0.33 per share, neither Alliance nor, to the best of Alliance's knowledge, any of Alliance's directors or executive officers, or associates of any of the foregoing, has effected any transaction in Shares, except for dividend reinvestment, during the past 60 business days. Except as set forth in this Offer, neither Alliance, nor, to the best of Alliance's knowledge, any of Alliance's officers or directors, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly to the Offer with respect to any securities of Alliance, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations. Based upon information provided or available to Alliance, no director, officer or affiliate of Alliance intends to tender Shares pursuant to the Offer. The Offer does not, however, restrict the purchase of Shares pursuant to the Offer from any such person.

     13. Certain Effects of the Offer. The purchase of Shares pursuant to the Offer will increase the proportionate interest in Alliance of shareholders who do not tender Shares. All shareholders remaining after the Offer will be subject to any increased risks associated with the reduction in the number of outstanding shares and the reduction in Alliance's cash resulting from payment for the tendered Shares. All Shares purchased by Alliance pursuant to the Offer will be retired and thereafter will be authorized and unissued shares. Alliance has no intention of deregistering its shares under Section 15(d) of the Exchange Act in the event the number of record shareholders falls below 300. However, if all Shares are tendered and accepted for payment, Alliance will declare a liquidating dividend to all tendering shareholders and dissolve.

     14. Certain Information about Alliance. Alliance's principal executive offices are located at 421 East Airport Freeway, Irving, Texas 75062, telephone number (972) 255-5533. Alliance has no present business operations. In the event that less than all of the Shares are tendered and purchased by Alliance, Alliance shall seek to combine with an existing operating entity. Alliance has not and will not seek any such candidate until the Expiration Date. If all the Shares are tendered and purchased by Alliance, Alliance's Board of Directors shall declare a liquidating dividend of the remaining cash on hand and distribute such cash to the shareholders along with payment for the tendered Shares. Alliance will then file Articles of Dissolution with the Delaware Secretary of State and cease to exist.

     15. Additional Information. An Issuer Tender Offer Statement on Schedule TO (the "Schedule TO") including the exhibits thereto, filed with the SEC, provides certain additional information relating to the Offer, and may be inspected and copied at the prescribed rates at the SEC's public reference facilities at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Copies of the Schedule TO and the exhibits may also be obtained by mail at the prescribed rates from the Public Reference Branch of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, or by accessing the SEC's website at www.sec.gov.

     16. Certain United States Federal Income Tax Consequences. The following discussion is a general summary of the U.S. federal income tax consequences of a sale of Shares pursuant to the Offer based on current U.S. federal income tax law, including applicable Treasury regulations and Internal Revenue Service rulings. This summary deals only with holders that hold Shares as capital assets, and does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks, tax-exempt entities, insurance companies, dealers in securities or currencies, traders in securities electing to mark to market, persons that hold shares as a position in a "straddle" or conversion transaction, or as part of a "synthetic security" or other integrated financial transaction or persons that have "functional currency" other than the U.S. dollar. Each shareholder should consult the shareholder's tax adviser for a full understanding of the tax consequences of such a sale, including potential state, local and foreign taxation by jurisdictions of which the shareholder is a citizen, resident or domiciliary.

     It is anticipated that shareholders (other than tax-exempt persons) who are citizens and/or residents of the U.S., corporations, partnerships or other entities created or organized in or under the laws of the United States or any State thereof or the District of Columbia, estates the income of which is subject to U.S. federal income taxation regardless of the source of such income, and trusts if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust ("U.S. shareholders"), and who sell Shares pursuant to the Offer will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount of cash they receive pursuant to the Offer and their adjusted tax basis in the Shares sold. The sale date for tax purposes will be the date Alliance accepts Shares for purchase. This gain or loss will be capital gain or loss and will be treated as either long-term or short-term if the Shares have been held at that time for more than one year or one year or less, respectively. Any such long-term capital gain realized by a non-corporate U.S. shareholder will be taxed at a maximum rate of 20%. This U.S. federal income tax treatment, however, is based on the expectation that not all shareholders will tender their Shares pursuant to the Offer and that the continuing ownership interest in Alliance of tendering shareholders will be sufficiently reduced to qualify the sale as a sale rather than a distribution for U.S. federal income tax purposes. It is therefore possible that the cash received for the Shares purchased would be taxable as a distribution by Alliance, rather than as a gain from the sale of the Shares, in the cash of a shareholder selling less than all of the Shares it owns. In that event, the cash received by a U.S. shareholder will be taxable as a dividend (i.e., as ordinary income) to the extent of the U.S. shareholder's allocable share of Alliance's current or accumulated earnings and profits, with the excess of the cash received over the portion so taxable constituting a non-taxable return of capital to the extent of the U.S. shareholder's tax basis in the Shares sold and with any remaining excess of such cash being treated as either long-term or short-term capital gain from the sale of the Shares depending on how long they were held by the U.S. shareholder. If cash received by a U.S. shareholder is taxable as a dividend, the shareholder's tax basis in the purchased Shares will be considered transferred to the remaining Shares held by the shareholder.

     Under the "wash sale" rules under the U.S. Internal Revenue Code, loss recognized on Shares sold pursuant to the Offer will ordinarily be disallowed to the extent the U.S. shareholder acquires Shares within 30 days before or after the date the Shares are purchased pursuant to the Offer and, in that event, the basis and holding period of the Shares acquired will be adjusted to reflect the disallowed loss.

     Alliance may be required to withhold a portion of the gross proceeds paid to a U.S. shareholder or other payee pursuant to the Offer unless either: (a) the U.S. shareholder has completed and submitted to Alliance an IRS Form W-9 (or Substitute Form W-9), providing the U.S. shareholder's employer identification number or social security number as applicable, and certifying under penalties of perjury that: (i) such number is correct; (ii) either (A) the U.S. shareholder is exempt from backup withholding, (B) the U.S. shareholder has not been notified by the Internal Revenue Service that the U.S. shareholder is subject to backup withholding as a result of an under-reporting of interest or dividends, or (C) the Internal Revenue Service has notified the U.S. shareholder that the U.S. shareholder is no longer subject to backup withholding; or (b) an exception applies under applicable law. A Substitute Form W-9 is included as part of the Letter of Transmittal for U.S. shareholders.

     17. Extension of Tender Period. Alliance reserves the right, at any time while the Offer is pending, to extend the Offer by issuing a press release or making some other public announcement by no later that 9:00 a.m. the next business day after the offer otherwise would have expired.

     Except to the extent required by applicable law (including Rule 13e-4(f)(1) promulgated under the Exchange Act), Alliance will have no obligation to extend the Offer. In the event that Alliance is obligated to, or elects to, extend the Offer, the purchase price for each Share purchased pursuant to the Offer will be $0.33 per share.

     18. Miscellaneous. The Offer is not being made to, nor will Alliance accept tenders from, or on behalf of, owners of Shares in any jurisdiction in which the making of the Offer or its acceptance would not comply with the securities or "blue sky" laws of that jurisdiction. Alliance is not aware of any jurisdiction in which the making of the Offer or the acceptance of tenders of, purchase of, or payment for, Shares in accordance with the Offer would not be in compliance with the laws of such jurisdiction. Alliance, however, reserves the right to exclude shareholders in any jurisdiction in which it is asserted that the Offer cannot lawfully be made or tendered Shares cannot lawfully be accepted, purchased or paid for. So long as Alliance makes a good-faith effort to comply with any state law deemed applicable to the Offer, Alliance believes that the exclusion of holders residing in any such jurisdiction is permitted under Rule 13e-4(f)(9) promulgated under the Exchange Act. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on Alliance's behalf by one or more brokers or dealers licensed under the laws of such jurisdiction.

                                                       Exhibit (a)(1)(ii)













                              LETTER OF TRANSMITTAL

             To Accompany Shares of Common Stock, $0.01 Per Value of
                              Alliance Health, Inc.
                   Tendered Pursuant to the Offer to Purchase
               Dated December 20, 2002 as amended January 8, 2003

--------------------------------------------------------------------------------

              THE OFFER WILL EXPIRE AT MIDNIGHT DALLAS, TEXAS TIME
                ON JANUARY 31, 2003, UNLESS THE OFFER IS EXTENDED
--------------------------------------------------------------------------------

                               Sharilyn B. Wilson
                             Chief Financial Officer
                              Alliance Health, Inc.
                             421 E. Airport Freeway
                               Irving, Texas 75062
                                 (972) 255-5533

DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY. THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THE LETTER OF TRANSMITTAL IS COMPLETED.

DESCRIPTION OF SHARES TENDERED (See Instructions 3 and 4)
================================================================================
Name(s) and Address(es) of
Registered Owner(s): (Please
Fill in, if Blank, exactly the
Name(s) in Which Shares Are
Registered) (Attach Additional                  Shares Tendered
Signed List, if Necessary)           (Attach additional schedule, if necessary)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                                    Total Number
                                                     Of Shares          Number
                                      Certificate   Represented       of Shares
                                      Number(s)*    by Certificate(s)  Tendered
                                      _________________________________________
                                      _________________________________________
                                      _________________________________________

                                      Total Shares
                                      Tendered
--------------------------------------------------------------------------------
o The certificates representing such Shares MUST be returned together with this Letter of Transmittal.

================================================================================
     |_|   I HAVE LOST MY CERTIFICATE(S) FOR SHARES OF STOCK OF
     ALLIANCE HEALTH, INC. AND REQUIRE ASSISTANCE WITH
     RESPECT TO REPLACING SUCH CERTIFICATE(S). SEE INSTRUCTION 3.

     This Letter of Transmittal is to be used (a) by you if you desire to effect the tender transaction yourself, (b) by you if you intend to request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you and the Shares are not registered in the name of such broker, dealer, commercial bank, trust company or other nominee, and (c) by a broker, dealer, commercial bank, trust company or other nominee effecting the transaction as a registered owner or on behalf of a registered owner. To accept the Offer in accordance with its terms, a Letter of Transmittal properly completed and bearing original signature(s) and the original of any required signature guarantee(s), any certificates representing Shares tendered, any other documents required by this Letter of Transmittal must be mailed or delivered to Alliance at an appropriate address set forth above and must be received by Alliance prior to midnight Dallas, Texas Time on January 31, 2003, or such later time and date to which the Offer is extended.

                   NOTE: SIGNATURE(S) MUST BE PROVIDED BELOW:
               PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY

Ladies and Gentlemen:

     The person(s) signing this Letter of Transmittal (the "Signor") hereby tender(s) to Alliance Health, Inc., the above-described shares of common stock, par value $0.01 per share (the "Shares"), of Alliance, for purchase by Alliance at a price (the "Purchase Price") of $0.33 per Share in cash, under the terms and subject to the conditions set forth in the Offer to Purchase dated December 20, 2002, receipt of which is hereby acknowledged, and in this Letter of Transmittal (which Offer to Purchase and Letter of Transmittal together with any amendments or supplements thereto collectively constitute the "Offer").

     Subject to, and effective upon, acceptance for payment of, or payment for, Shares tendered herewith in accordance with the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms or conditions of any such extension or amendment), the Signor hereby sells, assigns and transfers to, or upon the order of, Alliance all right, title and interest in and to all of the Shares that are being tendered hereby that are purchased pursuant to the Offer and hereby irrevocably constitutes and appoints Sharilyn B. Wilson as attorney-in-fact of the Signor with respect to such Shares, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to (a) present certificate(s) for such Shares, if any, for cancellation and transfer on Alliance's books and
(b) receive all benefits and otherwise exercise all rights of beneficial ownership of such Shares, subject to the next paragraph, all in accordance with the terms and subject to the conditions set forth in the Offer.

     The Signor hereby represents and warrants that (a) the Signor, if a broker, dealer, commercial bank, trust company or other nominee, has obtained the tendering shareholder's instructions to tender pursuant to the terms and conditions of this Offer in accordance with the letter from Alliance to brokers, dealers, commercial banks, trust companies and other nominees; (b) when and to the extent Alliance accepts the Shares for purchase, Alliance will acquire good, marketable and unencumbered title thereto, free and clear of all security interests, liens, restrictions, charges, encumbrances, conditional sales agreements or other obligations relating to their sale or transfer, and not subject to any adverse claim; and (c) on request, the Signor will execute and deliver any additional documents that Alliance deems necessary or desirable to complete the assignment, transfer and purchase of the Shares tendered hereby.


     The name(s) and address(es) of the registered owner(s) should be printed as on the registration of the Shares. The certificate(s) representing such Shares must be returned together with this Letter of Transmittal.

     The Signor understands that acceptance of Shares by Alliance for payment will constitute a binding agreement between the Signor and Alliance upon the terms and subject to the conditions of the Offer.

     If any of Signor's tendered Shares are purchased by Alliance, a check for the purchase price of the tendered Shares purchased will be issued to the order of the Signor and mailed to the address indicated, unless otherwise indicated below in the box titled Special Payment Instructions or the box titled Special Delivery Instructions. Under no circumstances will Alliance pay interest on the purchase price.

     All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the Signor and all obligations of the Signor hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the Signor. Except as stated in the Offer, this tender is irrevocable.

     Unless otherwise indicated herein under "Special Payment Instructions," please issue the check for the purchase price and/or return any Share certificates not accepted for payment in the name(s) of the registered holder(s) appearing above under "Description of Shares Tendered." Similarly, unless otherwise indicated under "Special Delivery Instructions," please mail the check for the purchase price for any Shares purchased and/or return any Share certificates not accepted for payment (and accompanying documents, as appropriate) to the address(es) of the registered holder(s) appearing under "Description of Shares Tendered." In the event that both the Special Payment Instructions and the Special Delivery Instructions are completed, please issue the check for the purchase price and/or return any Share certificates not accepted for payment in the name of, and deliver such check and/or return any such Share certificates to, the person(s) so indicated. The undersigned recognizes that Alliance has no obligation pursuant to the Special Payment
Instructions to transfer any Shares from the name of the registered holder thereof if Alliance does not accept for payment any of the Shares tendered hereby.

_______________________________________________________________________________

  SPECIAL  PAYMENT  INSTRUCTIONS  (See  Instructions  1,  5,  6 and  7)

To be completed ONLY if any certificate for Shares not purchased, and/or a check for the purchase price of Shares accepted for payment, is to be issued in the
name  of  someone  other  than  the   undersigned.

Issue  |_|  Check  to:
       |_|  Certificate(s) to:

Name(s)_________________________________________________________________________
                                 (Please Print)
Address(es)_____________________________________________________________________
________________________________________________________________________________
________________________________________________________________________________
________________________________________________________________________________
                         (City, State, Zip/Postal Code)
________________________________________________________________________________
                       (Country, if not the United States)
________________________________________________________________________________
                (Tax Identification or Social Security Number(s))

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

  SPECIAL DELIVERY INSTRUCTIONS (See Instructions 1, 5, 6 and 7)

To be completed ONLY if any certificate for Shares not purchased, and/or a check for the purchase price of Shares accepted for payment and issued in the name of the registered owner(s), is to be sent to someone other than the registered owner(s) or to the registered owner(s) at an address other than that shown above.

Issue |_| Check to:
      |_| Certificate(s) to:

Name(s)_________________________________________________________________________
                                 (Please Print)


Address(es)_____________________________________________________________________
________________________________________________________________________________
                         (City, State, Zip/Postal Code)
________________________________________________________________________________
                       (Country, if not the United States)

--------------------------------------------------------------------------------

                            SHAREHOLDER(S) SIGN HERE

(See Instructions 1 and 5) (Please See Substitute Form W-9) (Please Print Except for Signature)

                (Signature(s) Exactly as Shares Are Registered)
________________________________________________________________________________
________________________________________________________________________________
                         (Signatures of Shareholder(s))
     Dated: ___________________________________________________, 2002

Must be signed by registered owner(s) exactly as Shares are registered. If signature is by an attorney-in-fact, executor, administrator, trustee, guardian, officer of a corporation or another acting in a fiduciary or representative capacity, please set forth the full title. See Instruction 5. Signature guarantees are required in certain circumstances. See Instruction 1. By signing this Letter of Transmittal, you represent that you have read the entire Letter of Transmittal.
    Name(s)_____________________________________________________________________
________________________________________________________________________________
    (Please Print Name(s) of Owner(s) Exactly as Shares Are Registered)
    (Tax Identification or Social Security Number(s)):________________________ Daytime Telephone Number, including Area Code:____________________________

                            Guarantee of Signature(s)
         (See Instructions 1 and 5) (Please Print Except for Signature) Authorized Signature_______________________________________________________
     Name_______________________________________________________________________
     Title______________________________________________________________________
     Name of Firm_______________________________________________________________
     Address____________________________________________________________________
________________________________________________________________________________
                            (Include Zip/Postal Code)
     Telephone Number, including Area Code______________________________________
     Dated:_____________________________________________________________________

                                  INSTRUCTIONS
              Forming Part of the Terms and Conditions of the Offer

     1. Guarantee of Signatures. No signature guarantee is required on this Letter of Transmittal if (a) this Letter of Transmittal is signed by the registered holder(s) of Shares tendered hereby, or (b) the Shares are tendered for the account of a firm (an "Eligible Institution") which is a broker, dealer, commercial bank, credit union, savings association or other entity which is a member in good standing of a stock transfer association's approved medallion program (such as STAMP, SEMP or MSP). In all other cases, all signatures on this Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 5.

     2.  Delivery  of Letter of  Transmittal  and  Certificates.

THE METHOD OF DELIVERY OF ANY DOCUMENTS, INCLUDING SHARE CERTIFICATES, THIS LETTER OF TRANSMITTAL, AND ALL OTHER REQUIRED DOCUMENTS, IS AT THE OPTION AND SOLE RISK OF THE TENDERING SHAREHOLDER. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

     Delivery of any documents will not be deemed made until actually received by Alliance. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. Shareholders have the responsibility to cause their Shares (in proper certificated form), this Letter of Transmittal (or a copy or facsimile hereof) properly completed and bearing original signature(s) and the original of any required signature guarantee(s), and any other documents required by this Letter of Transmittal to be timely
delivered  in  accordance   with  the  Offer.

     Alliance will not accept any alternative, conditional or contingent tenders. All tendering shareholders, brokers, dealers, commercial banks, trust companies and other nominees, by execution of this Letter of Transmittal (or a copy or facsimile hereof), waive any right to receive any notice of the acceptance of their tender.

     3. Lost Certificates. In the event that any Alliance stockholder is unable to deliver to Alliance, Alliance Certificate(s) representing his, her or its shares of Alliance Stock due to the loss or destruction of such Alliance Certificate(s), this fact should be indicated on the face of this Letter of Transmittal. In such case, the stockholder should also contact Alliance by telephone (972) 255-5533 to report the lost securities. Alliance will forward additional documentation which such stockholder must complete in order to effectively surrender such lost or destroyed Alliance Certificate(s) (including affidavits of loss and indemnity bonds in lieu of Alliance Certificate(s)). There may be a fee in respect of lost or destroyed Alliance Certificates, but surrenders hereunder regarding such lost certificates will be processed only after such documentation has been submitted to and approved by Alliance.

     4. Inadequate Space. If the space provided in any of the boxes to be completed is inadequate, any additional necessary information should be listed on a separate schedule signed by all of the required signatories and attached to the document to which it supplements.

     5. All Shares. Alliance will purchase all Shares properly tendered pursuant to this Offer. Certificates not properly tendered will be returned promptly following Expiration of the Offer, without further expense to the tendering shareholder.

     6. Signatures on Letter of Transmittal, Authorizations and Endorsements.

     (a) If this Letter of Transmittal is signed by the registered holder(s) of the Shares tendered hereby, the signature(s) must correspond with the name(s) as written on the face of the certificate(s) for the Shares tendered without alteration, enlargement or any change whatsoever.

     (b) If any of the Shares tendered hereby are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

     (c) If any of the tendered Shares are registered in different names (including Shares attributed to the tendering shareholder for Federal income tax purposes under Section 318 of the Code) on several certificates, it is necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations.

     (d) If this Letter of Transmittal or any certificate for Shares tendered or stock powers relating to Shares tendered are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and proper evidence satisfactory to Alliance of their authority so to act must be submitted.

     (e) If this Letter of Transmittal is signed by the registered holder(s) of the Shares transmitted hereby, no endorsements of certificates or separate stock powers are required unless payment is to be made to, or certificates for Shares not purchased are to be issued in the name of, a person other than the registered holder(s). Signatures on such certificates or stock powers must be guaranteed by an Eligible Institution.

     (f) If this Letter of Transmittal is signed by a person other than the registered holder(s) of the certificate(s) listed thereon, the certificate(s) must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear(s) on the certificate(s) for the Shares involved. Signatures on such certificates or stock powers must be guaranteed by an Eligible Institution.

     7. Transfer Taxes. Alliance will pay any transfer taxes payable on the transfer to it of Shares purchased pursuant to the Offer, provided, however, that if (a) payment of the Purchase Price is to be made to, or (in the circumstances permitted by the Offer) unpurchased Shares are to be registered in the name(s) of, any person(s) other than the registered owner(s), or (b) if any tendered certificate(s) are registered, or the Shares tendered are otherwise held, in the name(s) of any person(s) other than the registered owner, the amount of any transfer taxes (whether imposed on the registered owner(s) or such other person(s)) payable on account of the transfer to such person(s) will be deducted from the Purchase Price unless satisfactory evidence of the payment of such taxes, or exemption therefrom, is submitted herewith.

     8. Special Payment and Delivery Instructions. If certificate(s) for unpurchased Shares and/or check(s) are to be issued in the name of a person other than the registered owner(s) or if such certificate(s) and/or check(s) are to be sent to someone other than the registered owner(s) or to the registered owner(s) at a different address, the captioned boxes "Special Payment Instructions" and/or "Special Delivery Instructions" in this Letter of Transmittal must be completed.

     9. Determinations of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by Alliance, in its sole discretion, which determination shall be final and binding. Alliance reserves the absolute right to reject tenders determined not to be in appropriate form or to refuse to accept for payment, purchase or pay for, any Shares if, in the opinion of Alliance's counsel, accepting, purchasing or paying for such Shares would be unlawful. Alliance also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender, whether generally or with respect to any particular Share(s) or shareholder(s). If we waive a condition or defect with respect to one tender of Shares, we will waive that condition or defect for all other tenders of Shares. Alliance's interpretations of the terms and conditions of the Offer (including these instructions) shall be final and binding.

NEITHER ALLIANCE, ITS BOARD OF DIRECTORS, NOR ANY OTHER PERSON IS OR WILL BE OBLIGATED TO GIVE ANY NOTICE OF ANY DEFECT OR IRREGULARITY IN ANY TENDER, AND NONE OF THEM WILL INCUR ANY LIABILITY FOR FAILURE TO GIVE ANY SUCH NOTICE.

     10. Questions and Requests for Assistance and Additional Copies. Questions, requests for assistance and requests for additional copies of the Offer to Purchase and this Letter of Transmittal may be directed to Sharilyn B. Wilson,
(972) 255-5533 at the mailing address provided above. Shareholders who do not own Shares directly may also obtain such information and copies from their broker, dealer, commercial bank, trust company or other nominee. Shareholders who do not own Shares directly are required to tender their Shares through their broker, dealer, commercial bank, trust company or other nominee and should NOT submit this Letter of Transmittal to Alliance.

     11. Restriction on Short Sales. Section 14(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14e-4 promulgated thereunder make it unlawful for any person, acting alone or in concert with others, directly or indirectly, to tender Shares in a partial tender offer for such person's own account unless at the time of tender, and at the time the Shares are accepted for payment, the person tendering has a net long position equal to or greater than the amount tendered in (a) Shares, and will deliver or cause to be delivered such Shares for the purpose of tender to Alliance within the period specified in the Offer, or (b) an equivalent security and, upon acceptance of his or her tender, will acquire Shares by conversion, exchange, or exercise of such equivalent security to the extent required by the terms of the Offer, and will deliver or cause to be delivered the Shares so acquired for the purpose of tender to Alliance prior to or on the Expiration Date. Section 14(e) and Rule 14e-4 provide a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

     The acceptance of Shares by Alliance for payment will constitute a binding agreement between the tendering shareholder and Alliance upon the terms and subject to the conditions of the Offer, including the tendering shareholder's representation that the shareholder has a "net long position" in the Shares being tendered within the meaning of Rule 14e-4 and that the tender of such Shares complies with Rule 14e-4.

     12. Backup Withholding Tax. Under the U.S. federal income tax laws, Alliance may be required to withhold 31% of the amount of any payment made to certain holders pursuant to the Offer. In order to avoid such backup withholding tax, each tendering U.S. shareholder who has not already submitted a correct, completed and signed Form W-9 or Substitute Form W-9 to Alliance should provide Alliance with the shareholder's correct taxpayer identification number ("TIN") by completing a Substitute Form W-9, a copy of which is included in this Letter of Transmittal. In general, if a U.S. shareholder is an individual, the TIN is the individual's Social Security number. If Alliance is not provided with the correct TIN, the U.S. shareholder may be subject to a penalty imposed by the Internal Revenue Service. The box in Part 2 of the Substitute Form W-9 may be checked if the tendering shareholder has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future. If the box in Part 2 is checked and payment of the purchase price of Shares is made within 60 days of the receipt by Alliance of the Substitute Form W-9, Alliance is not required to withhold any backup withholding tax from the payment. Certain U.S. shareholders (including, among others, all U.S. corporations) are not subject to these backup withholding and reporting requirements, but should nonetheless complete a Substitute Form W-9 to avoid the possible erroneous imposition of a backup withholding tax.

     In order for a non-U.S. shareholder to avoid the 31% backup withholding tax, the non-U.S. shareholder must submit a statement to Alliance signed under penalties of perjury attesting as to its non-U.S. status.

     Backup withholding tax is not an additional federal income tax. Rather, the federal income tax liability of a person subject to backup withholding tax will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, the shareholder may claim a reAlliance from the Internal Revenue Service. All shareholders are urged to consult their own tax advisors as to the specific tax consequences to them of the Offer.

     The tax information set forth above is included for general information only and may not be applicable to the situations of certain taxpayers.

IMPORTANT: THIS LETTER OF TRANSMITTAL (OR A COPY OR FACSIMILE HEREOF) PROPERLY COMPLETED AND BEARING ORIGINAL SIGNATURE(S) AND THE ORIGINAL OF ANY REQUIRED SIGNATURE GUARANTEE(S), SHARES (IN PROPER CERTIFICATED FORM) AND OTHER REQUIRED DOCUMENTS MUST BE RECEIVED BY ALLIANCE, OR A PROPERLY COMPLETED AND DULY EXECUTED NOTICE OF GUARANTEED DELIVERY MUST BE RECEIVED BY ALLIANCE PRIOR TO THE EXPIRATION OF THE OFFER.

--------------------------------------------------------------------------------
     Payor's Name: ALLIANCE HEALTH, INC.
--------------------------------------------------------------------------------
                   Part 1: PLEASE PROVIDE YOUR       Social Security
                   TIN IN THE BOX AT THE RIGHT           Number
                   AND CERTIFY BY SIGNING AND              or
SUBSTITUTE         DATING BELOW                         Employer
FORM W-9                                              Identification
                                                         Number
                                                     -----------------
                                          (If awaiting TIN write "Applied For")

                                                     ------------------
________________________________________________________________________________
Department
of the Treasury   CERTIFICATION-UNDER PENALTIES OF PERJURY, I
Internal Revenue  CERTIFY THAT: (1) THE INFORMATION PROVIDED ON
Service           THIS FORM IS TRUE, CORRECT AND COMPLETE, AND

                  (2) I AM NOT SUBJECT TO BACKUP WITHHOLDING
                  EITHER BECAUSE (I) I AM EXEMPT FROM BACKUP
                  WITHHOLDING, (II) I HAVE NOT BEEN NOTIFIED BY
                  THE INTERNAL REVENUE SERVICES (THE "IRS") THAT
                  I AM SUBJECT TO BACKUP WITHHOLDING AS A
                  RESULT OF UNDERREPORTING INTEREST OR
                  DIVIDENDS, OR (III) THE IRS HAS NOTIFIED ME THAT I AM NO LONGER SUBJECT TO BACKUP WITHHOLDING.
                  (YOU MUST CROSS OUT ITEM (2) IN THE
                  IMMEDIATELY PRECEDING SENTENCE IF YOU HAVE
                  BEEN NOTIFIED BY THE IRS THAT YOU ARE
                  CURRENTLY SUBJECT TO BACKUP WITHHOLDING
                  BECAUSE YOU FAILED TO REPORT ALL INTEREST
                  AND DIVIDENDS ON YOUR RETURN.)

                  Payor's Requested Address: _____________________
                  ________________________________________________
                  (Include Zip Code)

--------------------------------------------------------------------------------
Payor's Request for Taxpayer
Identification Number (TIN)

                                            SIGNATURE: ________________________
                                            DATE: ___________

--------------------------------------------------------------------------------

                                     Part 2--Awaiting TIN [ ]. Please see below.
--------------------------------------------------------------------------------

     YOU MUST COMPLETE THE FOLLOWING CERTIFICATE
     IF YOU CHECK THE BOX IN PART 2 OF SUBSTITUTE FORM W-9

--------------------------------------------------------------------------------

                        CERTIFICATE OF AWAITING TAXPAYER
                       IDENTIFICATION NUMBER CERTIFICATION

I certify, under penalties of perjury, that a Taxpayer Identification Number has not been issued to me, and that I have mailed or delivered an application to receive a Taxpayer Identification Number to the appropriate Internal Revenue Service Center or Social Security Administration Office (or I intend to mail or deliver an application in the near future). I understand that if I do not provide a Taxpayer Identification Number to the payer within 60 days, Alliance is required to withhold 30% of all payments due to me pursuant to the Offer.

______________________________________       ___________________________________
 Signature                                           Date

NOTE: FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING OF 30% OF ANY PAYMENTS MADE TO YOU PURSUANT TO THE OFFER.